

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Miguel Miranda
President
Panama Dreaming Inc.
Edificio Torre El Cangrejo
Segundo Piso, Oficina Numero 2
Panama City, Panama 0823-03260

> **Re:** **Panama Dreaming Inc.**
> **Registration Statement on Form S-1**
> **Filed August 15, 2011**
> **File No. 333-176312**

Dear Mr. Miranda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. There are inconsistencies in your document regarding the description of your business. For example, at the top of page 6 you state that you are offering real estate referral and consulting services to individuals interested in investing in real estate in Panama. But on page 7 under the "Blank Check Issue" caption you state that your business purpose is to offer unique furniture and accessories from Europe and Asia to retail customers. You state that your "specific plan is to offer skiwear at retail prices to customers ordering online." Please reconcile the apparently inconsistent text.

Prospectus Cover Page

2. Ensure that all information required on the cover page is presented on a single page. Currently, some of the information required on the cover page appears on page 4. See

Rule 421(d). In re-formatting the cover page, please eliminate redundant text such as the paragraph stating that "There are no arrangements to place the funds in an escrow, trust or similar account", which information is otherwise provided. Similarly, you repeat the information regarding the term of the offering. Please reformat the cover page so that the text is concise and limited to key information. The bulk of the paragraph that precedes the cover page table is excessively detailed and inconsistent with the requirements of Rule 421(d). You can disclose details regarding the status of your business development and your financial needs in the prospectus summary and risk factors sections.

3.   The per-share-minimum and maximum amounts in the "Proceeds to Us" column of the cover page table do not reconcile to the amounts in the offering price and expense columns.

Our Business, page 6

4.   Throughout your document, please clearly indicate the extent to which your website is operational. To the extent your discussion of the website expresses your plans for future development that discussion should be expressed as business objectives, the achievement of which are not assured. We note by way of example, your statement that "We are offering real estate referral and consulting services through our website…" This appears to conflict with statements elsewhere to the effect that you have not yet commenced operations.

5.   In summarizing your intended business model, please briefly describe the method(s) you intend to use to generate revenues and outline the achievements that you must accomplish before your website could be operational or capable of generating a stream of revenues.

Risk Factors

General

6.   Upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act. Unless you intend to register your common stock under Section 12 of the Exchange Act, please revise your disclosure to describe the limited reporting and compliance obligations that will be imposed on you upon effectiveness of the registration statement. If applicable, you should inform holders that you will not be a fully reporting company; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act.

7.   As a related matter, we note that as of the date of this filing, you report that there were approximately 51 record owners of your outstanding common stock. Given that it appears reasonably likely that after your offering is commenced you will have less than 300 record shareholders, please tell us whether you considered including risk factor disclosure discussing the possibility that your periodic disclosure requirements may be suspended.

We are solely dependent upon the funds to be raised in the future …., page 8

8.   In your amended filing, please expand the risk factor disclosure under this subcaption to indicate whether the minimum offering proceeds of $25,000 will be sufficient to fund your planned business operations for the 12 months following the completion of this offering. In this regard, we note the disclosure in your Plan of Operations on page 19 that you assume that raising the minimum amount of cash in this offering will satisfy your cash requirements for the next 12 months. You should also discuss in this risk factor disclosure the potential effects on your operations should you fail to raise the minimum amount of proceeds

Dilution of the Price you Pay for Your Shares, page 13

General

9.   We note that you disclose the net tangible book value per share in three offering completion scenarios you select. Please disclose the per share dilution that will result in each scenario, in addition to your current statements regarding the post-offering net tangible book value per share.   Additionally, your first two sub-captions reference sales of 10 million and 8.75 million shares. However, the remainder of your prospectus relates to the sale of a minimum of 2.5 million and a maximum of 5 million shares. Please revise to address this discrepancy

10.   It appears that the dilution per share information as disclosed on page 15 may not be correct. In this regard, it appears that if all the shares are sold in the offering the dilution per share would be $0.004 and if 50% of the shares are sold in the offering, the dilution per share would be $0.006. Please confirm and revise accordingly.

Business

Government Regulation, page 25

11.   You indicate that there is uncertainty about how your business may be affected by the application of laws governing issues such as property ownership. Tell us and disclose the extent to which Panamanian law prohibits or limits the sale of real estate to foreign nationals. To the extent that licenses or similar governmental actions may be required with respect to real estate transactions of the type in which you expect involvement, please include appropriate disclosure in the business section.

Certain Transactions, page 33

12.   You state that you issued 5 million shares to Mr. Miranda in consideration for the payment of $20,000 in cash. Additionally on page 44, you indicate that the $20,000 payment was made on June 23, 2011. Disclosure elsewhere in the filing indicates that the shares were issued in exchange for a receivable from Mr. Miranda. We note that a stock

subscription receivable from Mr. Miranda is reflected on the June 30 balance sheet. Please reconcile the inconsistent disclosure. To the extent the subscription has not yet been paid, expand the Certain Transactions section to describe the arrangement.

Report of Independent Registered Public Accounting Firm, page F-1

13.   Revise to include a properly dated report of your independent registered public accounting firm pursuant to Rule 2-02(a) of Regulation S-X.

Item 16. Exhibits, page 44

Exhibit 23.2 Consent of the Law Office of Conrad C. Lysiak, P.S.

14.   Please request that counsel expand its opinion or Exhibit 23 to expressly consent to the summarization of that opinion, provided at page 33 of the prospectus. See Rule 436(a).

Item 17. Undertakings, page 45

15.   Given that you are conducting this offering without the involvement of any underwriters, it is unclear why you have included the undertaking set forth in Item 512(f) of S-K. Please eliminate the undertaking if it is inapplicable to your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal – Branch Chief

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.